PART II

INFORMATION TO BE INCLUDED IN REPORT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2023

WEALTHCASA CAPITAL FUND, LP

(Exact name of issuer as specified in its charter)

Delaware

(Jurisdiction of incorporation or organization)

61-2076349

(I.R.S. Employer Identification Number)

Wealthcasa Capital Fund, LP

1500 Creditstone Road, 2nd Floor

Vaughan, Ontario

L4K 5W2

Canada (Address of principal executive offices)

905-264-1038

(Telephone number, including area code)

Limited Partnership Interests denominated in Common Units

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

•	Risks associated with inflation and its impact on real estate and financial markets;

•	Risks associated with ongoing military conflicts in areas such as Ukraine and Israel, and related consequences;

•	Risks associated with recent and potential future public health crises, pandemics, epidemics and other infectious illness outbreaks;

•

Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Rising interest and insurance rates;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in government regulations over the operation of the businesses of our future tenants;

•	Our dependence upon our General Partner;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Changes in U.S. generally accepted accounting principles (“GAAP”);

•	Potential liability for uninsured losses and environmental liabilities;

•	Potential need to fund improvements or other capital expenditures out of operating cash flow;

•	Adverse legislative or regulatory tax changes;

•	Our limited operating history;

•	Our inability to attain or maintain profitability; and

•	Our failure to generate cash flows sufficient to meet our debt service obligations or pay any future dividends to stockholders.

Although the forward-looking statements in this Annual Report are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse.

Item 1. Business

The Company was formed on August 25, 2022 as a limited partnership, for the purpose of acquiring, developing, building, operating, and selling real estate assets in high-density areas of Florida, California, Tennessee and other regions within North America.

The Company is a real estate development company with management expertise in acquiring, rezoning, development and construction of family housing. The Company’s targeted property asset classes will consist of single family, multiple town houses, mid-rise and adult lifestyle communities. The Company will be focused on the following pillars of adult lifestyle communities:

•rent to own apartments,

•houses and town houses with profit participation,

•affordable housing, and

•communities with housing for the general population.

The Company CEO, Cesare Bauco, has over 20 years of experience in all of the above stated property asset classes in Canada with just under 1,000 units in different stages of development.

The Company intends to engage in multiple types of real estate development. The Company may acquire land, obtain the necessary entitlements, and then sell the asset. The Company may also acquire land, build Class A multi-family and single family residential developments, hold and operate the asset, and then sell upon stabilization. Additionally, the Company may acquire and rehabilitate existing properties. This paragraph is not intended to restrict the potential operations of the Company, and the Company reserves the right to engage in any business related to (i) acquiring, (ii) improving, (iii) managing, and (iv) disposing/liquidating real property assets

The Company intends to acquire land in North America (including Canada) that has already been zoned by the relevant municipalities and is in path of development or is part of a designated growth plan for both multi-family and single family residences. Target properties will be within an urban boundary area that is slated for development within 1-5 years and located within. A 30-45 minute drive from a major international airport, commercial amenities, and/or hospitals. While subject to change and not intended to limit the geographic scope of its development efforts, the Company is presently considering land acquisitions in Florida, California, Tennessee, and Ontario Canada. These potential projects include townhomes and single family residences, ranging from 60-85 townhomes to 77 or more single family homes. The developments may be waterfront communities and those catering to adult lifestyles, ages fifty-five (55) and older, comprised of 3- to 12-story buildings.

The residential properties the Company will develop will be geared toward first-time home-buyers and move-up buyers, with median average home prices. The Company intends to utilize state-of-the-art modular homes, which are currently in the development phase and will be ready for production soon.

The Company anticipates that the time from the start of construction through stabilization will be in the range of 1-3 years, and 4 years at a maximum. The Company may sell its real estate assets upon stabilization or hold for 2-3 years before selling.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate properties that meet our investment criteria.

We will make acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons. We intend to present our financial statements on a consolidated basis.

Investments

Our General Partner will be continually evaluating various potential investments and engaging in discussions and negotiations with sellers regarding the purchase of investments for us. At such time while our offering is being conducted, if we believe that a reasonable probability exists that we will acquire a specific investment, our Offering Circular will be supplemented to disclose the negotiations and pending material acquisition of such investment. We expect that this will normally occur upon the signing of a purchase agreement for the acquisition of a specific property, but may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to our Offering Circular will also describe any improvements proposed to be constructed thereon and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to this Offering Circular or other public available announcement, if appropriate. The disclosure of any proposed acquisition cannot be relied upon as an assurance that we will ultimately consummate such acquisition or that the information provided concerning the proposed acquisition will not change between the date of the supplement and any actual purchase. We expect to possess what we believe will be adequate insurance coverage for all properties in which we invest.

Conditions to Closing Acquisitions

Our General Partner performs a diligence review on each investment that we purchase. As part of this review, our General Partner in most if not all cases of direct property acquisitions, obtains an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. We will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller. Such documents include, where available and appropriate:

•	property surveys and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies, flood zone studies, if available;

•	licenses, permits, maps and governmental approvals;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Co-Ownership Investments

We may acquire some of our properties in the form of a co-ownership, including but not limited to tenants-in-common and joint ventures, some of which may be entered into with future affiliates of our General Partner. Among other reasons, we may want to acquire properties through a co-ownership structure with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Co-ownership structures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price or through the exchange for an interest in our existing properties. In addition, certain properties may be available to us only through co-ownership structures. In determining whether to recommend a particular co-ownership structure, our General Partner will evaluate the subject real property under the same criteria described elsewhere in our Offering Circular.

Employees

As of December 31, 2023, we had no personnel employed by us. All executive personnel acting on our behalf are employees of our General Partner.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Legal Proceedings

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Government Regulations

Our business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. See “Risks Related to Compliance and Regulation” in our Offering Circular.

Disposition Policies

We generally intend to hold each investment for an extended period. However, we may sell an investment at any time if, in our judgment, the sale is in the best interests of our unitholders.

The determination of whether a particular investment should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance. In connection with our sales, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. Some of these risks are outlined under the heading “Risk Factors” in our Offering Circular. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common stock.

Legal Proceedings

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Employees

As of the date of this filing, we have no full-time employees.

Corporate Information

Our principal office is located at 1500 Creditstone Road, 2nd Floor, Vaughan, Ontario, L4K 5W2 and our phone number is 905-264-1038. Our website address is www.wealthcasa.com.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

WealthCasa Capital Fund, LP (“the Company”) is a wholly owned subsidiary of WealthCasa Capital GP, LLC and was organized in August 25, 2022 in the State of Delaware. The Company plans to Purchase lands to develop and build residential homes and apartments for sale and rental including adult lifestyle Properties.

The General Partner plans to finance the Company’s acquisitions through equity financing, including equity capital raised in connection with the Offering. In addition, the General Partner has been engaged in developing the financial, offering, and other materials to begin offering the Common Units.

The Company is recently formed and has not yet generated revenue. The General Partner is devoting its efforts to establishing the Company’s business and planned principal operations will commence at the time of the launch of the Offering. Due to start-up nature of the Company’s business, the reported financial information once the Company is capitalized and has assets or liabilities, may not be indicative of future operating results or operating conditions. Because of its structure, the Company is in large part reliant on the General Partner to grow its business.

There are a number of key factors that will potentially impact the Company’s operating results going forward, including the General Partner’s ability to obtain high quality properties at reasonable prices, supervise the renovation or development of those properties, and subsequently rent and/or sell the properties at premium rental income rates and/or sales prices. Another factor is the General Partner’s ability to effectively market the

Platform and the Offering to Investors. Finally, another factor is the ability to provide a useful Platform for Investors and maintain it effectively to provide the information and technology infrastructure to support the issuance of Common Units.

At the time of this filing, the Company has not commenced its operations of purchasing properties, is not capitalized, and has no assets or liabilities, and will not until such time as a closing has occurred.

Results of Operations

Revenues. During the period from inception on August 25, 2022 through December 31, 2022 and the year ended December 31, 2023, the Company had no investment activity and thus generated no revenues.

Expenses. During the period from inception on August 25, 2022 through December 31, 2022 and the year ended December 31, 2023, the Company, the Company recognized $111,908 and $97,076 in operating expenses respectively of total operating cost.

Net loss. The Net loss for the period from inception on August 25, 2022 through December 31, 2022 and the year ended December 31, 2023, was 110,908 and 97,076 respectively.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct operations. Our cash requirements for operating and interest expenses will be funded by offerings of shares of commons stock, internally generated funds or funds from the General Partner.  As of the date of this annual report, we have not raised any amounts under the Offering a portion of which has been used as retainers for third party service providers and consultants and the balance of which remains as cash in our bank account. In order to execute our intended investment strategy, we will need to raise significant additional funds.

Generally, our cash requirement for property acquisitions, debt payments and refinancings, capital expenditures and other investments will be funded by bank borrowings from financial institutions, mortgage indebtedness on our properties, assets sales and internally generated funds or offerings of shares of common stock. We expect that any future debt financing and other liabilities, excluding the use of any acquisition lines of credit, will be up to 75% of the cost of all of our real estate investments and the cost of other tangible assets (before deducting depreciation or other non-cash items). We may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Our debt financing strategy is described in greater detail under “Investment Objectives and Criteria – Our Borrowing Strategy and Policies” above. We currently do not have any bank borrowings or mortgage indebtedness in place, other than a related party payable to our General Partner in the principal amount of $207,984. Our only other source of funds is our offering. As of December 31, 2023, we have not made any investments.

If we are unable to raise a sufficient amount in gross offering proceeds, we may not be able to make any investments or may make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in our offering. Our inability to raise sufficient funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We have made no distributions to date and will be unable to make distributions for the foreseeable future.

We did not pay our General Partner any fees during the period from inception on August 25, 2022 through December 31, 2022 or the year ended December 31, 2023, nor did we accrue any fees to our General Partner during such periods.

Cash Flows from Operating Activities

The cash used by operating activities for the period from inception on August 25, 2022 through December 31, 2022 was $110,908 and 97,076 for the year ended December 31, 2023.

Cash Flows from Investing Activities

The Company did not engage in investing activities in the year ended 2023 or during the period from inception on August 25, 2022 through December 31, 2022.

Cash Flows from Financing Activities

The Company had net cash flow from financing activities during the period from inception on August 25, 2022 through December 31, 2022 and the year ended December 31, 2023 of $110,908 and $97,076, respectively, which reflects the proceeds from a related party payable.

Off-Balance Sheet Arrangements

As of December 31, 2022 and December 31, 2023, we had no off-balance sheet arrangements.

Going Concern

The Company has experienced a history of net losses and had an accumulated deficit of $207,984 as of December 31, 2023 which raises substantial doubt about the Company’s ability to continue as a going concern. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

Critical Accounting Policies

Our accounting policies conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

For further information regarding critical accounting policies on income tax, see Note 2 to the financial statements included in this Annual Report.

Trend Information

During the year ended December 31, 2023, global markets experienced significant volatility, driven by concerns over persistent inflation, rising interest rates, slowing economic growth and geopolitical uncertainty. Inflation persisted at multi-decade highs in many major economies around the world, prompting central banks to pursue monetary policy tightening actions that are likely to continue to create headwinds to economic growth.

Inflation remains elevated and has caused the Federal Reserve to raise interest rates through 2023. Any adverse changes in the global credit markets, such as those experienced in 2023 as a result of rising interest rates, could make it more difficult for us to obtain favorable financing. Our ability to generate attractive investment returns for our shareholders will be adversely affected to the extent we must pay increased interest rates on our financing and/or are unable to obtain favorable financing terms. If we are unable to obtain favorable financing terms, we may not be able to adequately leverage our portfolio, may face increased financing expenses or may face increased restrictions on our investment activities, any of which would negatively impact our performance.

Furthermore, inflation and fluctuations in interest rates have created further uncertainty for the economy and for our stockholders. Additionally, rising interest rates, increasing costs and supply chain issues may continue to dampen consumer spending and slow corporate profit growth, which may negatively impact equity values. It remains difficult to predict the full impact of recent changes and any future changes in interest rates or inflation.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets forth our directors and executive officers of WealthCasa Capital GP, LLC, the Partnership’s General Party of as of the date of this filing.

Name	Position	Age	Date Term Began	Term of Office	Approximate Hours per week
Cesare Bauco	CEO & President	53	September 2022	8+2[1]	40
Frank Bellotti	VP of Finance	63	September 2022	8+2[1]	40
Joe Bauco	VP of Construction	52	September 2022	8+2[1]	40
Steve Massaroni	VP of Marketing/Sales	41	September 2022	8+2[1]	30
Tochi Lewis-Asonye	Financial Analyst	44	September 2022	8+2[1]	40
James Gaumond	Chief Legal Officer	58	September 2022	8+2[1]	40

1 The initial term of office will be eight (8) years. At the General Partner’s sole discretion, these terms of office may be extended by two (2) additional years, terminated, or shortened.

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Except as set forth herein and in our discussion below in “Interest of Management and Others in Certain Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

Cesare Bauco and Joe Bauco are siblings.  There are no other family relationships between any officers.

Business Experience

Cesare Bauco, CEO & President

Mr. Bauco is the founder and President of Centreville Development Corporation/ Centreville Homes, which was established in 2006. He has been in the residential development industry for over 20 years and oversees the day-to-day operations of the company along with review of new development opportunities and acquisitions. Centreville is a registered builder with over 15 years of experience in building homes and land development. In the last few years, it has acquired lands yielding approximately 800 residential units in various phases of development with an estimated acquisition value of approximately $100 million dollars.

Since 2006, Mr. Bauco has been President with Centreville Development Corporation, where he overseas day-to-day operations, acquisitions, and business development.

As CEO and President, Mr. Bauco will be responsible for acquisitions, business development, and overall management of the Company.

Frank Bellotti, VP of Finance

Mr. Bellotti serves as Chairman and CEO of Bellotti Capital Partners Inc., an Exempt Market Dealer in Toronto. He is the ultimate designated person (UDP) and a dealing representative (DR) with Bellotti Capital Partners. During the course of his professional career, Mr. Bellotti has had a founding role in multiple successful ventures and financing organizations including founding partner of Kingsdale Capital Corporation member of IROC, co-founder of Caracal Energy (sold to Glencore) and co-founder and director of United Hydrocarbon International. Additionally, Mr. Bellotti was an early investor and co-founder in multiple cannabis companies such as Hexo Corp (formally Hydropothecary Corporation), Ianthus, Molecular Science Corporation and assisted in all facets of structuring and financing. Mr. Bellotti is a seasoned financier and investor who remains active in financing early stage and high growth opportunities. Mr. Bellotti is also the CEO of Kingsbury Mortgage Company a Toronto based Mortgage company for the last 20 years.

Since 2013, Mr. Bellotti has been Chairman and CEO of Bellotti Capital Partners, Inc., where he assists companies raise capital and obtain financing of assets through both equity and debt.

As VP of Finance, Mr. Bellotti will be responsible for reviewing opportunities and assessing the viability of each potential project. This includes managing the due diligence process to understand the asset opportunity, cost, timing and schedule, and comparables (both as-is, and when complete).

Joe Bauco, VP of Construction

Mr. Bauco has been in the construction industry for over 20 years as an independent contractor, completing renovations, additions, and construction management of new builds. In recent years Mr. Bauco has joined Centreville Development Corporation as Vice President of Construction overseeing day to day construction operations on and off site.

Since 2018, Mr. Bauco has been Vice President of Construction with Centreville Development Corporation, where he manages construction of each new home development, contract negotiations, and onsite management of construction supervisors.

As VP of Construction, Mr. Bauco will be responsible for all construction management, including operations and contract negotiations.

Steve Massaroni, VP of Marketing/Real Estate

Mr. Massaroni is one of Toronto’s most trusted and top selling brokers. A leader for over 15 years, Steve works with individuals, investors, and developers interested in the city’s most coveted properties - with a particular focus on land and development projects. Mr. Massaroni attributes his success to vast marketing and advertising strategies, partners, market knowledge, exclusive contact base and the true love of real estate. He is sought by many developers to sell multi-unit projects across Ontario. Many builders, architects, planners, designers contact Mr. Massaroni prior to construction and completion of their projects to take advantage of his long track record of success to ensure the design, architecture and plan would appeal to the right buyers.

Since 2018, Mr. Massaroni has been a licensed real estate broker with Re/Max and a team leader with The Brokers Group Real Estate Team where he manages agents, handles sales for land acquisitions, and coordinates sales for new home developments.

As VP of Marketing/Real Estate, Mr. Massaroni will be responsible for building the Company’s brand into a leader in its industry. Mr Massaroni will also be lead on handling land acquisitions, managing the marketing and sales team for specific projects, and ensuring those projects are sold or rented.

Tochi Lewis-Asonye, Financial Analyst

Mr. Lewis-Asonye is a Chartered Financial Analyst (CFA) with investment management and business advisory experience having worked in the financial and real asset sectors in the ECOWAS region and Canada. He has extensive capital markets experience, including capital raising via private placements and public listings. Mr. Lewis-Asonye has extensive analyst experience covering Canada, United States and international real asset and resource investment sectors with a strong background in asset management and capital allocation. Mr. Lewis-Asonye was mentored by one of Canada’s foremost asset managers with specialization in diverse real asset sectors including real estate, farmland investing and wealth accumulation & preservation. He is a naturalized Canadian, with exceptionally strong connections to growth markets in the EMEA region including Nigeria, Africa’s most populous and richest economy. Mr. Lewis-Asonye is an alumnus of the J.L Rotman School of Management, University of Toronto (MBA Class of 2007) and a Rotman Scholar (macro-economics). He is also member of the Toronto CFA Society.  Mr. Lewis-Asonye has been a Chartered Financial Analyst (CFA) with investment management and business advisory experience, having worked in the financial and real asset sectors in the ECOWAS region and Canada.

Mr. Lewis-Asonye's role will be that of investment strategist and advisor and he is tasked with providing consultative investment expertise. In his advisory role, Mr. Lewis-Asonye will support the production of thought leadership pieces pertaining to the market, strategy, regulatory and other relevant real estate sectoral information. Mr. Lewis-Asonye will also engage in the internal investment dialogue and contribute ideas to the investment research and portfolio management partners.

James Gaumond, Chief Legal Officer

Mr. Gaumond has spent the last thirty years focused on real estate development, running a development consulting company, and serving as general counsel to several public companies and nonprofits. His legal, governmental, and entrepreneurial background provides a holistic approach to real estate development in various communities. Mr. Gaumond was formerly the Acting Director of Regulatory Affairs at the New Jersey Housing and Mortgage Finance Agency, where he supervised the Agency's loan closing portfolio, completing over a billion dollars in loan transactions in four years. He also oversaw all construction finance draws, disputes and mediation. Mr. Gaumond also advised the executive staff, directors of Underwriting, Finance, Property Management, Single Family, and Special Needs Divisions of the Agency. In addition, he has vast experience facilitating development teams to identify and obtain private and public financing to fund various development projects. Mr. Gaumond graduated from Salem College in 1988 with a B.S. in Psychology and Political Science, earned a J.D. from Delaware Law school in 1991, and received an M.P.A. from the University of Pennsylvania in 2000.

Within the last five years, Mr. Gaumond obtained his real estate license, was a partner in a top-tier national law firm and provided legal and strategic advice for a public sustainability company as General Counsel and Chief of Staff. Mr. Gaumond also formed a public company focusing on community-impact real estate development with supportive services for the residents.

As Chief Legal Officer, Mr. Gaumond will be responsible, among other things, for the general legal oversight of the organization, board governance, and support of human resource policies and procedures. Furthermore, Mr. Gaumond shall work with outside counsel on all real estate transactions, from land acquisition and development approvals, through construction and sales of units. Mr. Gaumond will also manage outside counsel’s legal representation of the Company, particularly with litigation and their work with compliance and reporting with state and federal agencies relative to shareholder reporting and auditing.

Involvement in Certain Legal Proceedings

To our knowledge, except as described below none of our current directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation for the three highest paid executive officers or directors of the Company during the fiscal year ended December 31, 2023

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total ($)
Cesare Bauco	CEO & President	-	-	-
Frank Bellotti	VP of Finance	-	-	-
Joe Bauco	VP of Construction	-	-	-
Steve Massaroni	VP of Marketing/Sales	-	-	-
Tochi Lewis-Asonye	Financial Analyst	-	-	-
James Gaumond	Chief Legal Officer	-	-	-

We did not pay our General Partner any fees in 2023 or 2022, nor did we accrue any fees to our General Partner for 2023 or 2022.

General Partner Fee Schedule

The General Partner shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses.

The General Partner shall be entitled to receive the following, collectively the “Management Fee”:

Asset Acquisition Fee

A fee equal to two percent (2%) of the purchase price of each asset, payable to the General Partner for the acquisition of each asset by the General Partner on behalf of the Company, payable at the closing of the asset acquisition.

Asset Disposition Fee

A fee equal to two percent (2%) of the sale price of an asset, payable to the General Partner on the disposition (meaning the sale, transfer, assignment, or other conveyance) of any asset by the Company, payable at the closing of the asset disposition.

Construction/Development Management Fee

A fee equal to the greater of ten percent (10%) of the budgeted construction and improvements costs for each such construction project of managed real estate. The General Partner shall provide the Company with a payment schedule for each such project prior to the commencement of construction, which may be adjusted as required. If the General Partner provides general contractor services with respect to such construction or renovation of the managed real estate, the General Partner shall be entitled to an additional fee that is reasonable and not in excess of the customary general contractor fee which would be paid to an independent third-party general contractor in connection with such construction or renovation.

Property Management Fee

In the event the General Partner shall provide property management services for any managed real estate, then the Company shall pay to the General Partner a monthly fee equal to ten percent (10%) of gross revenue derived with respect to each such managed real estate.

Carried Interest

After payment of the preferred return to Limited Partners, if any, the Company will split the remaining distributions, with seventy percent (70%) going to the Limited Partners and thirty percent (30%) going to the General Partner.

Item 4. Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Stock as of April 29, 2024 held by: (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii)

each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to the conversion of a security, or subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. The persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

As of the date of this Offering there are no option agreements in place providing for the purchase of the Company’s Common Units.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Units	Steve Massaroni 1500 Creditstone Road, 2nd Floor Vaughan, Ontario L4K 5W2 Canada	1 Common Unit	N/A	100%

Although the General Partner does not hold any Common Units, pursuant to the Limited Partnership Agreement, the General Partner is entitled to thirty percent (30%) of the distributions of positive net income remaining after the holders of the Common Units receive, pro rata, their preferred return of 8%. The General Partner is also entitled to thirty percent (30%) of the distributable cash from a capital transaction remaining after the holders of the Common Units receive, pro rata, an amount equal to 100% of their capital contribution. See Exhibit 3, Limited Partnership Agreement, for details.

Item 5. Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Partnership has not had any related party transactions within the previous two fiscal years.

Item 6. Other Information

None

Item 7. Financial Statements

Financial Statements

WEALTHCASA CAPITAL FUND, LP

December 31, 2023 and 2022

Wealthcasa Capital Fund, LP

Independent Auditor’s Report

To the Member of Wealthcasa Capital Fund, LP

Opinion

We have audited the accompanying financial statements of Wealthcasa Capital Fund, LP which comprise the balance sheet as of December 31, 2023 and 2022 and the related statements of operations, member’s deficit, and cash flows for year ended December 31, 2023 and the period from August 25, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealthcasa Capital Fund, LP. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from August 25, 2022 (inception) to December 31, 2022 with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Wealthcasa Capital Fund, LP and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wealthcasa Capital Fund, LP’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Wealthcasa Capital Fund, LP’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Wealthcasa Capital Fund, LP’s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company experienced a net loss and member’s deficit of approximately $208,000 from inception to December 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Margate, Florida April 22, 2024

Wealthcasa Capital Fund, LP

Balance Sheets

As of December 31, 2023 and 2022

	2023	2022
	$	$
ASSETS
Current Assets	-	-

TOTAL ASSETS	$-	$-

LIABILITIES AND MEMBER'S DEFICIT
Current Liabilities

Related party payable	$207,984	$110,908

TOTAL LIABILITIES	207,984	110,908
Member's Deficit	(207,984)	(110,908)
TOTAL MEMBER'S DEFICIT	(207,984)	(110,908)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$-	$-

The accompanying notes are an integral part of these financial statements.

Wealthcasa Capital Fund, LP

Statements of Operations

For the year ending December 31, 2023 and the period from inception to December 31, 2022

	2023	2022
REVENUE

Total revenue

EXPENSES

General and administrative expenses	97,076	110,908

Total operating expenses	97,076	110,908

LOSS FROM OPERATIONS	(97,076)	(110,908)

OTHER INCOME (EXPENSES)	-	-

NET LOSS	$(97,076)	$(110,908)

The accompanying notes are an integral part of these financial statements.

Wealthcasa Capital Fund, LP

Statements of Cash Flows

For the year ended December 31, 2023 and the period from inception to December 31, 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$97,076	$110,908

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities.	-	-

Net cash used by operating activities	($97,076)	($110,908)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party payable	$97,076	$110,908
Net cash provided by financing activities	$97,076	$110,908
NET INCREASE IN CASH	$-	$-
Cash at beginning of year	-	-
Cash at end of year	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during year for interest	$-	$-
Cash paid during year for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Wealthcasa Capital Fund, LP

Statements of Member's Deficit

For the year ended December 31, 2023 and the period from inception to December 31, 2022

	Units	Additional	Retained	Total
		Paid in	Deficit
		Capital

January 1, 2023	$-	$-	$(110,908)	$(110,908)
Net loss			(97,076)	(97,076)
December 31, 2023	$-	$-	$(207,984)	$(207,984)

	Units	Additional	Retained	Total
		Paid in	Deficit
		Capital

Inception date August 25, 2022	$-	$-	$-	$-
Net loss			(110,908)	(110,908)
December 31, 2022	$-	$-	$(110,908)	$(110,908)

The accompanying notes are an integral part of these financial statements.

Wealthcasa Capital Fund, LP

Notes to Financial Statements

December 31, 2023 and 2022

Note A – Nature of Business and Organization

WEALTHCASA CAPITAL FUND, LP (“the Company”) is a wholly owned subsidiary of WEALTHCASA CAPITAL, GP, LLC and was organized in August 25, 2022 in the State of Delaware. The Company plans to purchase lands to develop and build residential homes and apartments for sale and rental including adult lifestyle properties.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Delaware and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2023. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the year from January 1, 2023 to December 31, 2023, the Company incurred net losses of approximately $97,076. The net cash used in operating activities for the year from January 1, 2023 to December 31, 2023 was approximately $97,076. These matters raise substantial doubt about the Company's ability to continue as a going concern.

Wealthcasa Capital Fund, LP

Notes to Financial Statements

December 31, 2023 and 2022

The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Member’s Deficit

During the year ended December 31, 2023 and for the period from inception to December 31, 2022 no units in the Company were issued.

Note E – Related Party Transactions

During the year from January 1, 2023 to December 31, 2023, a related party provided funding for the Company’s start-up costs in the amount of approximately $97,076 This balance does not carry a stated interest rate and is payable on demand. Total receivable from the related party at December 31, 2023 is $207,984 and as of December 31, 2022, $110,908.

The Company’s operating agreement allows for certain management fees. No management fees or other fees were charged to or were due from the Company by the manager as of December 31, 2023 and 2022.

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note G – Subsequent Events

Management has assessed subsequent events through April 22, 2024 the date on which the financial statements were available to be issued.

Item 8. Exhibits

Exhibit #	Description

Exhibit 2A: Certificate of Limited Partnership *

Exhibit 3: Limited Partnership Agreement *

Exhibit 4: Subscription Agreement *

Exhibit 8: Draft Escrow Agreement *

Exhibit 11: Accountant’s Consent

Exhibit 12: Attorney Letter Certifying Legality *

Exhibit 13A: Testing the Waters Materials *

* Previously filed with Form 1-A on March 27, 2023 or Form 1-A/A on August 29, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, on May 7, 2024.

Wealthcasa Capital Fund, LP

1500 Creditstone Road, 2nd Floor

Vaughan, Ontario

L4K 5W2

Canada

By: Wealthcasa Capital GP, LLC, a Delaware limited liability company

Its: General Partner of Wealthcasa Capital Fund, LP

By: Centreville Development Group (USA), Inc., a Delaware corporation

Its: Manager of Wealthcasa Capital GP, LLC

By: /s/ Cesare Bauco

Name: Cesare Bauco

Title: Chief Executive Officer of Centreville Development Group (USA), Inc.,
and Chief Executive Officer of the Company

(Date): May 7, 2024

Location signed: Vaughn, Ontario

This Offering Statement has been signed by the following principals in the capacities and on the dates indicated:

/s/Cesare Bauco

Cesare Bauco, Chief Executive Officer and President of the Company

(Date): May 7, 2024

Location Signed: Vaughn, Ontario

/s/Frank Bellotti

Frank Bellotti, Vice President of Finance of the Company

(Date): May 7, 2024

Location Signed: Vaughn, Ontario